UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end June 1, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

COMMISSION FILE NUMBER 0-10587

THE DROVERS AND MECHANICS BANK

SALARY DEFERRAL PLAN

(Full title of the Plan)

FULTON FINANCIAL CORPORATION

One Penn Square

Lancaster, PA 1702

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of The Drovers and Mechanics Bank Salary Deferral Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

THE DROVERS AND MECHANICS BANK
SALARY DEFERRAL PLAN

By:	/s/ James Adams
James Adams

Date: December 12, 2003

THE DROVERS AND MECHANICS BANK

SALARY DEFERRAL PLAN

FINANCIAL REPORT

JUNE 1, 2003

Financial Report

INDEPENDENT AUDITOR’S REPORT

Retirement Plan Administrative Committee

The Drovers and Mechanics Bank Salary Deferral Plan

Lancaster, Pennsylvania

We have audited the accompanying statements of net assets available for plan benefits of The Drovers and Mechanics Bank Salary Deferral Plan as of June 1, 2003 and December 31, 2002 and the related statements of changes in net assets available for plan benefits for the periods then ended. These financial statements are the responsibility of the plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Drovers and Mechanics Bank Salary Deferral Plan as of June 1, 2003 and December 31, 2002 and the changes in its net assets available for plan benefits for the periods then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the accompanying financial statements, the Plan has been merged with the Fulton Financial Affiliates’ 401(k) Savings Plan and Trust, and all assets of the Plan have been transferred to the Fulton Financial Affiliates’ 401(k) Savings Plan and Trust.

/s/ Smith Elliott Kearns & Company, LLC

Hagerstown, Maryland

November 4, 2003

THE DROVERS AND MECHANICS BANK

SALARY DEFERRAL PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

June 1, 2003 and December 31, 2002

	2003	2002
ASSETS
Cash	$0	$5,081
Investments	0	2,225,551

Total assets	0	2,230,632

Operating liabilities	0	954

Net assets available for plan benefits	$0	$2,229,678

The Notes to Financial Statements are an integral part of these statements.

THE DROVERS AND MECHANICS BANK

SALARY DEFERRAL PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Periods Ended June 1, 2003 and December 31, 2002

	2003	2002
Additions:
Employer contributions	$47,935	$116,084
Employee contributions	117,127	290,789
Employee rollovers	0	4,647
Investment income	7,539	23,416
Net realized and unrealized gains and (losses) on investments	224,921	(350,689)

Total additions	397,522	84,247

Deductions:
Administrative expenses	12,674	41,774
Benefit payments and withdrawals	72,864	644,260
Transfer to Fulton Financial Affiliates’ 401(k) Savings Plan and Trust	2,541,662	0

Total deductions	2,627,200	686,034

Net (Decrease) in Net Assets Available for Plan Benefits	(2,229,678)	(601,787)

Net Assets Available for Plan Benefits:
Beginning of year	2,229,678	2,831,465

End of year	$0	$2,229,678

The Notes to Financial Statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

Note 1. Plan Description

The following description of The Drovers and Mechanics Bank Salary Deferral Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

A.	General – The Plan is a defined contribution plan covering all full-time employees of Drovers and Mechanics Bank, a division of Fulton Bank, hired prior to July 1, 2001, who have completed one year of service, worked 1,000 hours and have attained age 21. The Plan was established in 1986 and provides for retirement, death and disability benefits. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B.	Contributions – Eligible employees may elect to make contributions up to a maximum dollar amount prescribed by law, with the Employer contributing an amount equal to 50% of the employees’ contribution up to a maximum of 6% of compensation (the Employer Match).

C.	Participant Accounts – Each participant’s account is credited with the participant’s contribution, the Employer’ Match and an allocation of plan earnings. Allocations are based on participant account balances, as defined.

D.	Vesting – The Plan provides for 100% vesting immediately upon becoming a participant in the Plan.

E.	Payment of Benefits – On termination of service, a participant may elect to receive either a lump sum amount of the account balance or if the account balance exceeds $5,000, installment payments or a life annuity.

F.	Investment Options – Participants direct contributions into the 9 investment options described below. Participants may change their investment elections three times a quarter in 1% increments.

Goldman Sachs Financial Square Government Fund

This fund seeks to maximize current income, preserve capital and maintain liquidity. Investments are made in securities issued or guaranteed as to principal and interest by the U.S. government, its agencies, authorities and instrumentalities and repurchase agreements relating to such securities.

Retirement Fixed Income Fund

This fund seeks to provide high current income consistent with safety of capital for retirement, pension, profit sharing and other similar trust accounts which are administered by the Bank and are exempt from taxation under the Internal Revenue Code.

NOTES TO FINANCIAL STATEMENTS (continued)

Note 1. Plan Description (continued)

Vanguard 500 Index Fund

This fund seeks to track, as closely as possible, the investment performance of the S&P 500 Index by investing in each of the Index’s 500 stocks according to each stock’s weighting in the Index.

Retirement Common Stock Fund

This fund seeks to provide long-term growth of capital and current income with emphasis on protection of principal during market declines. Established for retirement, pension, profit sharing and other similar trust accounts which are administered by the Bank and are exempt from taxation under the Internal Revenue Code.

JP Morgan Institutional U.S. Equity Fund

This equity fund seeks high total return. The Fund invests primarily in large- and medium-capitalization U.S. companies. Industry by industry, the fund’s weighting is similar to those of the Standard & Poor’s 500 Stock Index (S&P 500).

Fidelity Advisor Mid Cap Fund

This fund seeks long-term capital appreciation by investing primarily in companies that fall within the range of the S&P MidCap 400 Index.

Fidelity Advisor Value Strategies Fund

This fund seeks capital appreciation and normally invests the funds assets primarily in common stocks. Fund management focuses on securities of companies that it believes are undervalued. Although the fund focuses on securities issued by medium-sized companies, it may also make substantial investments in securities issued by larger or smaller companies. The fund may invest in securities of foreign issuers in addition to securities of domestic issuers.

Goldman Sachs International Equity Fund

This fund seeks long-term capital appreciation by investing in equity securities of companies organized outside the U.S. or principally traded outside the U.S.

Fulton Financial Corporation Common Stock Fund

This fund provides employees with the opportunity to invest in Fulton Financial Corporation’s common stock.

NOTES TO FINANCIAL STATEMENTS (continued)

Note 1. Plan Description (continued)

G.	Administration – The Plan is administered by Fulton Financial Corporation. Fulton Financial Corporation (the Corporation) may pay all or part of the administrative expenses of the Plan. Any expenses not paid by the Corporation shall be paid out of Plan assets.

The Plan’s assets are held by Fulton Financial Advisors, as trustee. Fulton Financial Advisors is a wholly owned subsidiary of the Corporation.

H.	Termination Provisions – In the event of termination of the Plan, the trustee (Fulton Financial Advisors) may continue to administer the trust fund and pay account balances in accordance with the Plan or distribute the net assets remaining in the trust fund to members in proportion to their respective account balances.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on an accrual basis. Interest and dividend income is recognized when earned, and benefits are recognized when paid.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of contributions, earnings, expenses and benefit payments during the reporting period. Actual results could differ from those estimates.

Investment Valuation

Investments are stated at aggregate market value. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. The Plan’s investments in mutual funds and common trust funds are valued at the aggregate of the quoted market prices of the underlying securities.

Purchases and sales of securities are reflected on a trade-date basis. The unrealized difference in market value from one year to the next and realized gains and losses are recognized as net appreciation (depreciation) in fair value of investments in the accompanying statements of changes in net assets available for benefits.

NOTES TO FINANCIAL STATEMENTS (continued)

Note 3. Investments

Investments that represent five percent or more of the Plan’s net assets available for plan benefits at the beginning of year are identified below:

December 31, 2002

	Shares	Fair Value
*Retirement Common Stock Fund	4,379	$308,508
*Retirement Fixed Income Fund	25,016	414,010
Fidelity Advisor Mid Cap Fund	12,770	200,866
Fidelity Advisor Value Strategies Fund	9,866	195,747
Vanguard 500 Index Fund	3,890	315,708
Goldman Sachs Financial Square Government Fund	398,739	398,739
*Fulton Financial Corporation Common Stock	12,948	228,662

*Represents	a party-in-interest.

During 2003 and 2002, the Plan’s investments appreciated (depreciated), including realized gains and losses on sales of assets, in market value by $224,921 and ($350,689) as follows:

	2003	2002
Mutual Funds	$129,193	$(279,728)
Common Trust Funds	43,215	(67,853)
Fulton Financial Common Stock Fund	52,513	(3,108)

Net appreciation (depreciation) in fair value	$224,921	$(350,689)

Note 4. Transactions With Parties-in-Interest

During 2003 and 2002, respectively, the Plan purchased 1,502 and 4,698 shares of Fulton Financial Corporation common stock at a total cost of $28,639 and $95,024. During 2003, the Plan sold 472 shares of Fulton Financial Corporation common stock with original cost of $8,450 at a price of $8,605. During 2002, the Plan sold 1,984 shares of Fulton Financial Corporation Common Stock with original cost of $35,898 at a price of $36,497.

The Plan also has investments in common trust funds that are administered by Fulton Financial Advisors, as trustee.

NOTES TO FINANCIAL STATEMENTS (continued)

Note 5. Income Tax Status

The Internal Revenue Service has determined and informed the Corporation by a letter dated in March 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note 6. Obligations due Terminated Participants

Separated participants’ vested interests as of May 30, 2003 and December 31, 2002 were $0 and $345,562, respectively.

Note 7. Plan Merger

On June 1, 2003, the Drovers and Mechanics Bank Salary Deferral Plan was merged into the Fulton Financial Affiliates’ 401(k) Savings Plan and Trust. The transferred net assets have been recognized in the accounts of the Fulton Financial Affiliates’ 401(k) Savings Plan and Trust, as of June 1, 2003, at their balances as previously carried in the accounts of the Drovers and Mechanics Bank Salary Deferral Plan. A summary of the transferred net assets follows:

Investments, at fair value	$2,541,662

Note 8. Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of investments listed on the financial statements to categories of investments used on the Form 5500:

	2003	2002
Financial Statement Presentation
Investments	$0	$2,225,551

Form 5500
Value of interest in common/collective trusts	$0	$722,518
Value of interest in registered investment companies (e.g., mutual funds)	0	1,274,371

Employer securities	0	228,662
Total Investments	$0	$2,225,551

NOTES TO FINANCIAL STATEMENTS (continued)

Note 8. Reconciliation of Financial Statement to Form 5500 (continued)

The following is a reconciliation of investment income categories per the financial statements to the Form 5500:

Financial Statement Presentation
Investment income	$7,539	$23,416
Net realized and unrealized gains (losses)	224,921	(350,689)

Total	$232,460	$(327,273)

Form 5500
Dividend income	$3,898	$6,452
Net gain on sale of assets	155	599
Unrealized appreciation (depreciation) of assets – other	52,392	(3,718)
Investment gain (loss) from common trusts	43,215	(67,853)
Net loss from registered investment company	132,800	(262,753)

Total	$232,460	$(327,273)

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23 Consent of Independent Auditors